MAG Silver Corp

For Immediate Release

June 14, 2007

N/R #07-15

PEÑOLES EARNS INTEREST IN THE

JUANICIPIO PROPERTY

Vancouver, B.C…MAG Silver Corp. (TSXV: MAG) and Industrias Peñoles S.A. de C.V. announce that Industrias Peñoles S.A. de C.V. (Peñoles) has completed exploration expenditures at Juanicipio totaling USD$5,000,000.  Under the terms of an option agreement dated June 1, 2005, Peñoles has completed the prescribed expenditures and has earned a 56% interest in the Juanicipio property.  MAG Silver Corp. (MAG) retains a 44% interest in the property.  Peñoles and MAG will now participate in the project as a joint venture and will share expenditures on a pro rata basis, with Peñoles contributing 56% and MAG 44% respectively. Peñoles maintains its position as operator of the project and will present programs to the joint venture management team for joint approval going forward.

“We are very pleased to have Peñoles complete their earn-in on Juanicipio.  They have quickly taken this project to the next level with the discovery and ongoing delineation of the Valdecañas Vein” said Dan MacInnis, President and CEO of MAG. “It is with great anticipation that we look forward to participating jointly with one of the world’s premier mining companies in taking a significant discovery into the future”.

The expenditures include 21,107 metres of diamond drilling, the construction of 7.1 kilometres of roads and the purchase of surface rights over the projected trace of the veins on the Juanicipio property. The Valdecañas Vein has been traced at this time over a strike length of at least 1,000 metres and along a dip length of 450 metres. The vein remains open to the east and to the west as well as down dip.  Drilling continues.

The Peñoles/MAG Juanicipio Joint Venture, where Peñoles has earned a 56% interest, lies 5 kilometres west of the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west of the El Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.

This press release has been reviewed by Daniel MacInnis, P.Geo., the Company’s President and CEO, who is a Qualified Person under National Instrument 43-101.

About Peñoles (www.penoles.com.mx)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.